FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

September 10, 2007

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,

Moscow 125167

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES COMMISSIONING OF NEW MINING MACHINERY AT KRASNOGORSK OPEN PIT MINE OF SOUTHERN KUZBASS OAO

Mezhdurechensk, Russia – September 10, 2007 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces that the Company has commissioned a unique backhoe hydraulic excavator with an 11 cubic meter bucket, Liebherr R-994, at Krasnogorsk open pit mine of its coal mining subsidiary, Southern Kuzbass OAO.

This is the second excavator of that type put into operation at Krasnogorsk open pit mine in 2007 in line with the technical re-equipment program being implemented at Southern Kuzbass OAO.  The cost of the newly commissioned equipment is more than RUR80.0 million (over US$3.0 million).  A similar machine was also put into operation and successfully operates at Sibirginsk open pit mine.

The new machine is designed for complete coal seam extraction with an open cast method of coal mining, especially at lower levels where space is confined.  This will enable operational losses of coal to be reduced by 2% to 4%.  Operation of the excavator’s backhoe (Liebherr R-994) requires half the number of workers as compared with electric drive excavators, which enables increased labor productivity and reduced coal production costs.  In addition, the back hoe technology enables operations in complicated mining and geological conditions eight meters below the excavator’s standing level.

The new excavator’s cab provides conditions suitable for highly productive work and conforms to the sanitary standards and requirements.  The excavator team was formed of the best employees of the open pit mine and received additional two month training with the involvement of the manufacturer representatives, which allowed workers to learn the construction of the excavator and the specificity of its operation.

The renewal of equipment at Southern Kuzbass OAO is a part of Mechel’s long-term capital expenditure program, which is aimed at increasing coal output to 25 million tonnes in 2010. In line with Mechel’s plans, investments in developing Southern Kuzbass will amount to approximately US$700.0 million in the period from 2007 to 2011. The next significant equipment purchase, a similar model of an excavator, is being prepared for commissioning at Olzherassk open pit mine of Southern Kuzbass OAO.

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Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO

Date: September 10, 2007